Exhibit 99.1

120 GERDAU

Shape the future

Quarterly results

GERDAU S.A.

4Q21

São Paulo, February 23, 2022 – Gerdau S.A. (B3: / NYSE: GGB) announces its results for the fourth quarter of 2021. The consolidated financial statements of the Company are presented in Brazilian real (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and jointly controlled entities, except where stated otherwise.

GERDAU’S PERFORMANCE IN 4Q21

Operating Results

CONSOLIDATED	4Q21	4Q20	∆		3Q21	∆		2021	2020	∆
Volumes (1,000 tonnes)
Production of crude steel	3,279	3,374	-3%		3,416	-4%		13,294	12,194	9%
Shipments of steel	3,165	3,217	-2%		3,253	-3%		12,722	11,461	11%
Results (R$ million)
Net Sales	21,555	13,620	58%		21,317	1%		78,345	43,815	79%
Cost of Goods Sold	(16,368)	(10,960)	49%		(14,898)	10%		(57,528)	(37,884)	52%
Gross profit	5,187	2,660	95%		6,419	-19%		20,817	5,931	251%
Gross margin (%)	24.1%	19.5%	4.5	p.p	30.1%	-6.0	p.p	26.6%	13.5%	13.0	p.p
SG&A	(633)	(483)	31%		(527)	20%		(2,106)	(1,530)	38%
Selling expenses	(204)	(165)	24%		(188)	9%		(716)	(513)	40%
General and administrative expenses	(428)	(318)	35%		(340)	26%		(1,390)	(1,017)	37%
%SG&A/Net Sales	2.9%	3.5%	-0.6	p.p	2.5%	0.5	p.p	2.7%	3.5%	-0.8	p.p
Adjusted EBITDA	5,983	3,056	96%		7,023	-15%		23,222	7,690	202%
Adjusted EBITDA Margin	27.8%	22.4%	5.3	p.p	32.9%	-5.2	p.p	29.6%	17.6%	12.1	p.p

1 – Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

Production & Shipments

In 4Q21, crude steel production and volumes shipped decreased slightly in relation to 4Q20 and 3Q21 in Gerdau’s main business divisions. Gerdau’s production capacity utilization rate of 74% reflects the seasonally weaker quarter, especially in the domestic market of the Brazil BD, as well as the scheduled maintenance typically carried out at some units of the Company during this time of year.

Net Sales

Net sales increased in 4Q21 compared to 4Q20, reflecting the commodities global growth through 2021 and the positive impact from the translation of net sales from our operations in North America influenced by the weaker Brazilian real. Compared to 3Q21, net sales were relatively stable, which offset the slight decrease in consolidated steel shipments.

Cost of Goods Sold

The main factors driving the increase in cost of goods sold in 4Q21 compared to 4Q20 were the higher costs for the main raw materials used by the Company, such as scrap consumed and iron ore, which registered price increases in the comparison period of 55% and 82%, respectively. In relation to 3Q21, the increase in cost of goods sold is explained mainly by the 28% increase in coal costs. Another important factor was the cost of the special bonus of R$204 million paid in 4Q21 to recognize the contribution made by operational employees – facing the challenges posed by the pandemic - to the record-high results in the year, when the Company commemorated its 120th anniversary.

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Gross Profit

Gross profit and gross margin increased in the quarter compared to 4Q20, driven mainly by the good performance of the construction industry in the U.S. and Brazilian markets and by the performance of sales to the industrial sector in Brazil. In relation to 3Q21, the highlight was the growth in gross profit at the North America BD. The metals spread remained high in the period, supported by higher steel prices.

Selling, General & Administrative Expenses

Selling, general and administrative expenses as a ratio of net sales decreased to 2.9% in 2021, compared to 3.5% in 2020.

EBITDA & EBITDA Margin

Breakdown of Consolidated EBITDA (R$ million)	4Q21	4Q20	∆		3Q21	∆		2021	2020	∆
Net income	3,560	1,057	237%		5,594	-36%		15,559	2,388	552%
Net financial result	615	834	-26%		(78)	-		750	1,698	-56%
Provision for income and social contribution taxes	338	674	-50%		1,872	-82%		4,714	1,108	325%
Depreciation and amortization	707	684	3%		673	5%		2,659	2,499	6%
EBITDA - Instruction CVM ¹	5,220	3,250	61%		8,062	-35%		23,681	7,693	208%
Equity in earnings of unconsolidated companies	94	(75)	-		(271)	-		(563)	(153)	269%
Proportional EBITDA of associated companies and jointly controlled entities	308	171	80%		405	-24%		1,302	555	134%
Losses due to non-recoverability of financial assets	(7)	(8)	-15%		1	-		(0)	64	-
Non recurring items	367	(282)	-		(1,173)	-		(1,199)	(471)	155%
Recovery of compulsory loans	-	-	-		(1,391)	-		(1,391)	-	-
Credit recovery / Provisions	-	(694)	-		218	-		(175)	(1,002)	-82%
Mexico corporate reorganization	163	-	-		-	-		163	-	-
Special bonus to operators	204	-	-		-	-		204	-	-
Impairment of non-financial assets	-	412	-		-	-		-	412	-
Fixed cost impacts of plants without production	-	-	-		-	-		-	119	-
Adjusted EBITDA²	5,983	3,056	96%		7,023	-15%		23,222	7,690	202%
Adjusted EBITDA Margin	27.8%	22.4%	5.3	p.p	32.9%	-5.2	p.p	29.6%	17.6%	12.1	p.p

CONCILIATION OF CONSOLIDATED EBITDA (R$ million)	4Q21	4Q20	3Q21	2021	2020
EBITDA - Instruction CVM ¹	5,220	3,249	8,062	23,681	7,693
Depreciation and amortization	(707)	(684)	(673)	(2,659)	(2,499)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES³	4,514	2,566	7,389	21,023	5,194

1 – Non-accounting measure calculated in accordance with CVM Instruction 527.

2 – Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

3 - Accounting measure reported in the consolidated Income Statement.

Gerdau’s Adjusted EBITDA and adjusted EBITDA margin in 4Q21 set all-time highs for a fourth quarter. The results reflect the scenario of strong demand for steel in all countries where the Company operates, combined with the teams’ capacity to seize the opportunities arising in the market.

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EBITDA (R$ million) & EBITDA Margin (%)

Financial Result & Net Income

CONSOLIDATED (R$ million)	4Q21	4Q20	∆	3Q21	∆	2021	2020	∆
Income before financial income expenses and taxes¹	4,514	2,565	76%	7,389	-39%	21,023	5,194	305%
Financial Result	(615)	(834)	-26%	78	-	(750)	(1,698)	-56%
Financial income	87	55	59%	56	54%	249	194	28%
Financial expenses	(421)	(379)	11%	(354)	19%	(1,433)	(1,448)	-1%
Tax credit update	-	-	-	326	-	789	-	-
Exchange variation	(14)	(270)	-95%	33	-	(108)	(204)	-47%
Bond repurchase expenses	(265)	(239)	11%	-	-	(265)	(239)	11%
Gains (losses) on financial instruments, net	(2)	(1)	66%	16	-	18	(1)	-
Income before taxes¹	3,898	1,731	125%	7,467	-48%	20,272	3,496	480%
Income and social contribution taxes	(338)	(674)	-	(1,872)	-	(4,714)	(1,108)	325%
Other lines	(1,052)	(487)	116%	(1,414)	-26%	(4,670)	(857)	445%
Non recurring items	713	(187)	-	(466)	-	(43)	(251)	-83%
Consolidated Net Income ¹	3,560	1,057	237%	5,594	-36%	15,559	2,388	552%
Non recurring items	(81)	145	-	(1,034)	-	(1,680)	20	-
Recovery of compulsory loans	-	-	-	(1,391)	-	(1,391)	-	-
Credit Recovery / Provisions	-	(694)	-	(108)	-	(964)	(1,002)	-4%
Mexico corporate reorganization	163	-	-	-	-	163	-	-
Special bonus to operators	204	-	-	-	-	204	-	-
Bond repurchase expenses	265	239	11%	-	-	265	239	11%
Fixed costs Impacts of plants without production	-	-	-	-	-	-	119	-
Impairment of non-financial assets	-	412	-	-	-	-	412	-
Income tax and social contribution on extraordinary items	(713)	187	-	466	-	43	251	-83%
Consolidated Adjusted Net Income²	3,479	1,202	190%	4,560	-24%	13,879	2,408	476%

1 - Accounting measure disclosed in the consolidated Income Statement.

2 - Non-accounting measure calculated by the Company to show net profit adjusted by non-recurring events that influenced the result.

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The financial result in 4Q21, adjusted by non-recurring items, improved due to the negative exchange variation, which benefitted the Company’s foreign-denominated liabilities. Compared to 3Q21, the financial expense was affected by the bond repurchase operation to reduce the Company’s exposure to foreign-denominated debt.

Adjusted net income in 4Q21 also set a new record for the Company for a fourth quarter, supported by EBITDA growth.

Dividends and Interest on Equity

On February 22, 2022, the Board of Directors of Gerdau S.A. approved the distribution of dividends in the amount of R$ 341.1 million (R$ 0.20 per share), to be paid as an advance on the minimum mandatory dividend for 2021, as stipulated in the Bylaws.

Record date: shareholding position on March 7, 2022.

Ex-dividend date:  March 8, 2022.

Payment date: March 16, 2022.

In 2021, Gerdau S.A. distributed dividends and interest on equity of R$ 5.4 billion (R$ 3.14 per share), with the amount, which set a new record for a fiscal year, corresponding to 37.3% of net income after all allocations to reserves required by the Bylaws.

Management reaffirms its understanding that the best way to increase absolute dividends is through strong cash generation, which it has been delivering, enabling it to maintain its policy of distributing at least 30% of adjusted net income.

Working Capital & Cash Conversion Cycle

The cash conversion cycle (working capital divided by daily net sales in the quarter) decreased from 63 days in September 2021 to 60 days in December 2021, reflecting the increase of 8% in inventories and decrease of 16% in accounts receivable. Note that these are natural adjustments given the normalization of inventories throughout the chain, influenced by the higher net sales in the comparison period.

Working Capital (R$ million) & Cash Conversion Cycle (days)

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Financial Liabilities

DEBT BREAKDOWN (R$ Million)	12.21.2021	09.30.2021	12.31.2020
Short Term	1,767	747	1,432
Long Term	12,273	16,374	16,084
Gross Debt	14,040	17,121	17,516
Cash, cash equivalents and short-term investments	6,787	8,431	7,658
Net Debt	7,253	8,690	9,858

On December 31, 2021, 13% of gross debt was due in the short term while 87% was concentrated in the long term, with the consolidated exposure of total gross debt denominated in U.S. dollar at 78%, in Brazilian real at 21% and in other currencies at 1%.

On December 31, 2021, 52% of cash was denominated in U.S. dollar. The evolution in key debt indicators is shown below:

Indicators	12.31.2021		09.30.2021		12.31.2020
Gross debt / Total capitalization ¹	25%		29%		36%
Net debt² (R$) / EBITDA ³ (R$)	0,30	x	0,41	x	1,25	x

1 - Total capitalization = shareholders' equity + gross debt – interest on debt.

2 – Net debt = gross debt – interest on debt – cash, cash equivalents and financial investments.

3 – Adjusted EBITDA in the last 12 months.

The reduction in the net debt/EBITDA ratio from 0.41x, on September 30, 2021, to 0.30x on December 31, 2021, is explained by the Company’s robust EBITDA generation and deleveraging actions in 4Q21.

Gross Debt Maturity Schedule

(R$ billion)

At the end of December 2021, the weighted average nominal cost of gross debt was 6.58%, with 9.78% for the portion denominated in BRL, 5.85% plus foreign-exchange variation for the portion denominated in USD contracted by companies in Brazil and 4.96% for the portion contracted by subsidiaries abroad. On December 31, 2021, the average gross debt term was 8.3 years, with the debt maturity schedule well balanced and well distributed over the coming years.

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Investments

Capital expenditures amounted to R$ 1,216 million in 4Q21, with R$ 961 million allocated to general maintenance and R$ 255 million to technological expansion and updating. Of the amount invested in the quarter, 57% was allocated to the Brazil BD, 23% to the North America BD, 17% to the Special Steel BD and 3% to the South America BD.

On February 24, 2021, the Company announced capex's projection for 2021 in the amount of R$ 3.5 billion. Disbursements made in 2021 totaled R$ 3.0 billion. With the worsening of the pandemic in the first half of 2021 and the difficulties caused by bottlenecks in some global supply chains, approximately R$ 500 million have not been disbursed and will be implemented in 2022.

Of the total capex, more than R$ 600 million represents investments in implementing technologies to improve the environmental control and performance of existing facilities, with these expenditures surpassing by 53% the amount invested in environmental improvements in 2020.

The environmental benefits obtained included:

•	Implementing and developing technologies for producing iron ore using the dry stacking of tailings method, a project that reduces the use of natural resources, such as water and energy, and decreases operational risks.

•	Expanding the forest base, the area used for producing biomass, a source of renewable raw materials for making charcoal, which is used as a bioreducer in the production of pig iron. Planted forests are a source of renewable raw materials and contribute to reducing greenhouse gas emissions.

•	Modernizing equipment and environmental control processes, such as dedusting, wastewater treatment plant and shredder, which will minimize impacts and create opportunities in material topics, such as stakeholder relations, water and wastewater management and scrap recycling.

•	Technological improvements to ensure energy efficiency, conserve natural resources, minimize solid waste and reduce greenhouse gas emissions in blast furnace, mini mill, rolling mill and logistics processes.

On February 22, 2022, Gerdau S.A. approved its new investment plan in the amount of R$ 4.5 billion for 2022, which includes the amount postponed in 2021.

The investment plan is divided into two fronts: Maintenance and Expansion and Technological Updating.

Maintenance projects are associated with the concept of reinvestment of depreciation over the years to ensure the good functioning of plants.

Meanwhile, Expansion and Technological Updating projects are related to the growth, technological updating and modernization of the business divisions, with a focus on improving Environmental, Social and Governance (ESG) practices and sustainable development.

Of the total planned for 2022, investments that return environmental benefits will surpass R$ 800 million, which is 33% higher than the amount invested in 2021. These investments include expanding forest assets, updating and improving environmental controls, technological improvements that increase energy efficiency and reduce greenhouse gas emissions, as well as new projects in the approval phase.

Gerdau S.A. has been demonstrating its capacity to adapt to changing scenarios, and the expenditures in its investment plan will be directly related to the safety of our operations and to the pace of demand in our markets, as well as based on criteria involving the return on capital invested and the consequent cash generation.

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Free Cash Flow

Free cash flow in 4Q21 was positive R$ 3.4 billion, which reflects the contribution from EBITDA and the lower use of working capital. In 2021, the Company generated positive free cash flow of R$ 9.6 billion, which reinforced its liquidity position.

Free Cash Flow (R$ million)

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Free Cash Flow, Quarterly (R$ million)

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PERFORMANCE BY BUSINESS DIVISION (BD)

The information in this report is divided into four Business Divisions (BD) in accordance with Gerdau’s corporate governance, as follows:

•	Brazil BD (Brazil Business Division) – includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;

•	North America BD (North America Business Division) – includes all operations in North America (Canada, United States and Mexico), except special steel, as well as the jointly controlled company in Mexico;

•	South America BD (South America Business Division) – includes all operations in South America (Argentina, Peru, Uruguay and Venezuela), except the operations in Brazil, and the jointly controlled companies in the Dominican Republic and Colombia;

•	Special Steel BD (Special Steel Business Division) – includes the special steel operations in Brazil and the United States, as well as the jointly controlled company in Brazil.

•	NET SALES

EBITDA & EBITDA MARGIN

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BRAZIL BD

BRAZIL BD	4Q21	4Q20	∆		3Q21	∆		2021	2020	∆
Volumes (1,000 tonnes)
Production of crude steel	1,458	1,565	-7%		1,642	-11%		6,051	5,492	10%
Shipments of steel	1,448	1,419	2%		1,547	-6%		5,755	5,219	10%
Domestic Market	1,084	1,226	-12%		1,359	-20%		5,042	4,394	15%
Exports	364	193	89%		188	93%		714	825	-13%
Shipments of long steel	999	1,007	-1%		1,117	-11%		4,057	3,671	11%
Domestic Market	686	821	-16%		933	-27%		3,422	2,939	16%
Exports	314	186	69%		184	71%		635	733	-13%
Shipments of flat steel	449	412	9%		430	4%		1,698	1,548	10%
Domestic Market	399	406	-2%		426	-6%		1,620	1,455	11%
Exports	50	7	653%		4	1045%		79	92	-15%
Results (R$ million)
Net Sales¹	8,874	5,787	53%		10,060	-12%		34,758	17,753	96%
Domestic Market	7,364	5,258	40%		9,246	-20%		31,825	15,725	102%
Exports	1,510	529	186%		814	85%		2,933	2,028	45%
Cost of Goods Sold	-6,347	-4,119	54%		(6,221)	2%		-22,496	-14,180	59%
Gross profit	2,528	1,668	52%		3,839	-34%		12,262	3,573	243%
Gross margin (%)	28.5%	28.8%	-0.3	p.p	38.2%	-9.7	p.p	35.3%	20.1%	15.2	p.p
Adjusted EBITDA²	2,796	1,790	56%		4,005	-30%		12,972	4,178	211%
Adjusted EBITDA Margin (%)	31.5%	30.9%	0.6	p.p	39.8%	-8.3	p.p	37.3%	23.5%	13.8	p.p

1 – Includes iron ore sales.

2 – Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

Production & Shipments

According to data from the Brazilian Steel Institute (IABr), the domestic market contracted 16% in 4Q21 compared to 3Q21. Crude steel production and shipments at the Brazil BD decreased in 4Q21, reflecting the seasonality of the period. This quarter, the Company directed 25% of its shipments to export markets, compared to 12% in 3Q21.

The fourth quarter was influenced by the seasonality of the industry, when demand usually stabilizes. Supply and inventories in the chains have normalized.

Shipments in the domestic market were marked by lower volumes of reinforced concrete, drawn steel and bars and profiles. Demand from the construction retail sector, driven by the work-from-home trend and government assistance, has stabilized at high levels. In flat steel, the highlight was the demand for heavy plates to serve the wind power and infrastructure sectors.

In 4Q21, 201,000 tonnes of iron ore were sold to third parties and 787,000 tonnes were consumed internally.

Operating Result

Net sales increased in 4Q21 compared to 4Q20, explained by the higher prices practiced in the period and higher exports with positive exchange variation. The decline in relation to 3Q21 is due to the lower volumes shipped in the domestic market and the change in the domestic and export market sales mix, with higher sales of semi-finished products.

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The cost of goods sold in 4Q21 increased compared to 4Q20, due to the high costs of raw materials: iron ore rose 82% and metallurgical coal rose 59%. In December, occurred some seasonal maintenance stoppages.

Given the changes in the scenario for the international steel industry and the costs of key inputs, the Company has been working to rebuild and protect its margins given the upcycle in the costs of its main raw materials.

Gross profit and gross margin increased in 4Q21 compared to 4Q20, since the increase in revenue per tonne sold surpassed the increase in costs per tonne sold.

In 4Q21, the Brazil BD delivered its highest EBITDA ever for a fourth quarter, with the result reflecting the good scenario for both the local and global steel industry combined with the capacity of Gerdau’s teams in seizing the opportunities arising from this scenario.

EBITDA (R$ million) & EBITDA Margin (%)

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NORTH AMERICA BD

NORTH AMERICA BD	4Q21	4Q20	∆		3Q21	∆		2021	2020	∆
Volumes (1,000 tonnes)
Production of crude steel	1,249	1,177	6%		1,229	2%		4,998	4,706	6%
Shipments of steel	1,054	1,166	-10%		1,131	-7%		4,451	4,334	3%
Results (R$ million)
Net Sales	7,893	5,030	57%		7,445	6%		27,838	17,458	59%
Cost of Goods Sold	(6,058)	(4,639)	31%		(5,786)	5%		(22,417)	(16,213)	38%
Gross profit	1,835	391	369%		1,658	11%		5,421	1,246	335%
Gross margin (%)	23.2%	7.8%	15.5	p.p	22.3%	1.0	p.p	19.5%	7.1%	12.3p.p.
EBITDA	2,162	562	284%		1,892	14%		6,249	1,866	235%
EBITDA margin (%)	27.4%	11.2%	16.2	p.p	25.4%	2.0	p.p	22.4%	10.7%	11.8p.p.

1 – Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

Production & Shipments

Steel production increased in 4Q21 in relation to 4Q20, driven by strong demand from the construction and industrial sectors. Note that the North America BD currently is operating near its full capacity, with the rolling mills running at over 90% capacity.

Shipments in 4Q21 were slightly affected by the seasonality of the comparison periods. Demand from the non-residential construction and industrial sectors remained at strong levels. Total investments in construction (CPIP) grew by 10.6% in the 12 months to December, to US$ 1.6 trillion. Note that the leading indicator for non-residential construction (ABI) recovered to strong expansion territory, reaching 52 in December 2021. The industrial sector also remained strong, as shown by the Institute for Supply Management (ISM) index, which reached 59 points in December.

Operating Result

The growth in net sales in 4Q21 compared to 4Q20 and 3Q21 is explained by the increases in net sales per tonne sold recorded in the comparison periods.

Cost of goods sold increased in 4Q21 in relation to 4Q20, affected mainly by higher scrap and alloy costs.

Gross profit and gross margin increased significantly in 4Q21 in relation to 4Q20, explained by the better metals spread and by the initiatives to reduce costs with production at full capacity (above 90% utilization).

EBITDA and EBITDA margin set all-time highs, accompanying the better performances of gross profit and gross margin.

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EBITDA (R$ million) & EBITDA Margin (%)

Corporate reorganization of operations in Mexico

As announced previously, the Company concluded the steps of the corporate restructuring of the operations in Mexico involving its subsidiary Sidertúl, S.A. de C.V. (Sidertúl), the shared-control company Gerdau Corsa, S.A.P.I. de C.V. (Gerdau Corsa) and its subsidiary Aceros Corsa, S.A. de C.V. (Aceros Corsa). The corporate restructuring also reinforces the Company’s commitment to its operations in Mexico, which is an important and strategic geography to its long-term vision in the North America BD. Due to the corporate restructuring, the Company increased its interest in Gerdau Corsa from 70% to 75%, while maintaining joint control of the company with Grupo Córdova. As from December 1, 2021, the results of the operations in Mexico will be presented on an equivalent ratio basis, including EBITDA, proportionately to the 75% interest it holds in the shared-control company Gerdau Corsa.

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SOUTH AMERICA BD

SOUTH AMERICA BD	4Q21	4Q20	∆		3Q21	∆		2021	2020	∆
Volumes (1,000 tonnes)
Production of crude steel	145	184	-21%		160	-9%		591	574	3%
Shipments of steel	372	331	12%		318	17%		1,255	962	30%
Results (R$ million)
Net Sales	2,240	1,326	69%		1,860	20%		6,857	3,831	79%
Cost of Goods Sold	(1,831)	(974)	88%		(1,438)	27%		(5,333)	(3,015)	77%
Gross profit	409	352	16%		423	-3%		1,524	816	87%
Gross margin (%)	18.3%	26.5%	-8.3	p.p	22.7%	-4.5	p.p	22.2%	21.3%	0.9	p.p
EBITDA	521	454	15%		602	-13%		2,167	1,113	95%
EBITDA margin (%)	23.3%	34.2%	-11.0	p.p	32.4%	-9.1	p.p	31.6%	29.1%	2.6	p.p

1 – Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

Production & Shipments

Steel production decreased in 4Q21 compared to 4Q20 and 3Q21, while shipments increased in 4Q21 in both comparison periods, mainly due to the continued good performance of the operations in Peru and Argentina.

Operating Result

Net sales increased considerably in 4Q21 in relation to 4Q20, due to higher shipments and the strong correlation of these countries with international steel prices. In relation to 3Q21, net sales increased, accompanying the higher volumes shipped in the comparison periods.

Cost of goods sold increased in 4Q21 compared to 4Q20, in line with the growth in shipments and higher raw material prices, especially the increase of over 56% in the cost of scrap consumed.

Gross profit increased in 4Q21 compared to 4Q20, due to the same factors that influenced sales and cost of goods sold. Gross margin decreased in the comparison periods due to the higher cost of goods sold.

EBITDA increased in 4Q21 compared to 4Q20, reflecting the higher gross profit and the important contribution from the joint ventures in Colombia and the Dominican Republic. In relation to 3Q21, EBITDA decreased due to the 22% increase in scrap costs.

EBITDA (R$ million) & EBITDA Margin (%)

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SPECIAL STEEL BD

SPECIAL STEEL BD	4Q21	4Q20	∆		3Q21	∆		2021	2020	∆
Volumes (1,000 tonnes)
Production of crude steel	427	448	-5%		386	11%		1,654	1,422	16%
Shipments of steel	404	407	-1%		408	-1%		1,654	1,252	32%
Results (R$ million)
Net Sales	3,029	2,061	47%		2,871	6%		10,980	6,096	80%
Cost of Goods Sold	(2,634)	(1,839)	43%		(2,405)	10%		(9,427)	(5,795)	63%
Gross profit	395	222	78%		466	-15%		1,553	302	415%
Gross margin (%)	13.0%	10.8%	2.3	p.p	16.2%	-3.2	p.p	14.1%	5.0%	9.2	p.p
EBITDA	540	310	74%		539	0%		1,983	675	194%
EBITDA margin (%)	17.8%	15.1%	2.8	p.p	18.8%	-1.0	p.p	18.1%	11.1%	7.0	p.p

1 – Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

Production & Shipments

Steel production increased in 4Q21 in relation to 3Q21, but decreased slightly compared to 4Q20.

Shipments remained stable in the comparison periods. Light vehicle production continued to be affected by the supply of semiconductors, which are used in all electronic components installed in vehicles. The good performances of the heavy vehicle sector in Brazil and the oil and gas industry in the United States offset the effects caused by the semiconductor shortage on the light vehicle sector.

Operating Result

The increases in net sales and cost of goods sold in 4Q21 were due to the higher steel prices and raw material costs practiced in the industry.

In 4Q21, gross profit and gross margin accompanied the performance of net sales and cost of goods sold. Note that this division has been posting a gradual recovery in performance, which can be indicated by the production capacity utilization rate, around 70% in 4Q21.

EBITDA and EBITDA margin increased in 4Q21 in comparison with both periods, accompanying the performance of gross profit and gross margin. As a result, the Special Steel BD sustained margin levels not observed since 2018.

EBITDA (R$ million) & EBITDA Margin (%)

16

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

17

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	December 31, 2021	December 31, 2020
CURRENT ASSETS
Cash and cash equivalents	4,160,654	4,617,204
Short-term investments	2,626,212	3,041,143
Trade accounts receivable - net	5,414,075	3,737,270
Inventories	16,861,488	9,169,417
Tax credits	2,083,885	1,201,312
Income and social contribution taxes recoverable	804,053	1,051,584
Dividends receivable	7,671	-
Fair value of derivatives	3,246	-
Other current assets	679,193	591,523
	32,640,477	23,409,453

NON-CURRENT ASSETS
Tax credits	124,600	664,045
Deferred income taxes	2,929,308	3,393,354
Related parties	2,678	134,354
Judicial deposits	1,659,379	1,825,791
Other non-current assets	571,637	590,864
Prepaid pension cost	4,942	39,196
Investments in associates and jointly-controlled entities	3,340,775	2,271,629
Goodwill	12,427,527	12,103,519
Leasing	861,744	815,311
Other Intangibles	509,760	622,578
Property, plant and equipment, net	18,741,786	17,252,915
	41,174,136	39,713,556

TOTAL ASSETS	73,814,613	63,123,009

18

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian reais (R$)

	December 31, 2021	December 31, 2020
CURRENT LIABILITIES
Trade accounts payable	8,017,140	5,437,953
Short-term debt	234,537	1,424,043
Debentures	1,531,956	7,463
Taxes payable	548,173	600,089
Income and social contribution taxes payable	863,136	810,125
Payroll and related liabilities	1,199,143	591,653
Dividends payable	-	510,348
Leasing payable	275,086	231,703
Employee benefits	39	208
Environmental liabilities	231,711	125,992
Fair value of derivatives	-	971
Obligations with FIDC	45,497	944,513
Other current liabilities	1,090,396	797,082
	14,036,814	11,482,143

NON-CURRENT LIABILITIES
Long-term debt	10,875,249	13,188,891
Debentures	1,397,951	2,894,954
Related parties	24,648	22,855
Deferred income taxes	98,975	61,562
Provision for tax, civil and labor liabilities	1,741,026	1,172,511
Environmental liabilities	343,998	171,102
Employee benefits	1,415,151	1,861,231
Obligations with FIDC	-	42,893
Leasing payable	643,279	624,771
Other non-current liabilities	421,873	514,886
	16,962,150	20,555,656

EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(152,409)	(229,309)
Capital reserves	11,597	11,597
Retained earnings	17,838,494	7,292,332
Operations with non-controlling interests	(2,870,825)	(2,870,825)
Other reserves	8,528,244	7,407,295
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	42,604,282	30,860,271

NON-CONTROLLING INTERESTS	211,367	224,939

EQUITY	42,815,649	31,085,210

TOTAL LIABILITIES AND EQUITY	73,814,613	63,123,009

19

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	For the three-month period ended on		For the year ended on
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
NET SALES	21,554,924	13,620,179	78,345,081	43,814,661

Cost of sales	(16,367,809)	(10,959,981)	(57,527,721)	(37,884,102)

GROSS PROFIT	5,187,115	2,660,198	20,817,360	5,930,559

Selling expenses	(204,234)	(165,094)	(715,830)	(512,950)
General and administrative expenses	(428,383)	(318,257)	(1,390,121)	(1,017,435)
Other operating income	268,007	965,291	979,760	1,763,684
Other operating expenses	(58,573)	(247,438)	(460,029)	(645,985)
Eletrobras compulsory loan recovery	-	-	1,391,280	-
Results in operations with subsidiary and joint ventures	(162,913)	-	(162,913)	-
Impairment of financial assets	6,556	7,999	357	(64,132)
Impairment of non-financial assets	-	(411,925)	-	(411,925)
Equity in earnings of unconsolidated companies	(93,899)	74,674	563,158	152,569

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	4,513,676	2,565,448	21,023,022	5,194,385

Financial income	86,904	54,754	249,024	194,092
Financial expenses	(421,481)	(379,032)	(1,433,087)	(1,448,461)
Bonds repurchases	(264,687)	(239,273)	(264,687)	(239,273)
Tax credits monetary update	-	-	788,741	-
Exchange variations, net	(14,299)	(269,642)	(108,373)	(204,291)
Gain and losses on financial instruments, net	(1,634)	(982)	17,928	(774)
	3,898,479	1,731,273
INCOME BEFORE TAXES	3,898,479	1,731,273	20,272,568	3,495,678

Current	(806,799)	(543,804)	(4,306,223)	(908,051)
Deferred	468,304	(130,673)	(407,407)	(199,573)
Income and social contribution taxes	(338,495)	(674,477)	(4,713,630)	(1,107,624)

NET INCOME	3,559,984	1,056,796	15,558,938	2,388,054

(+) Fixed costs of plants without production	-	-	-	119,356
(-) Eletrobras compulsory loan recovery	-		(1,391,280)
(-) Credit recovery / Provisions	-	(693,710)	(963,563)	(1,001,483)
(+) Impairment of non-financial assets	-	411,925	-	411,925
(-) Results in operations with subsidiary and joint ventures	162,913	-	162,913	-
(+) Special bonus to production team	204,386	-	204,386	-
(+) Bonds repurchases	264,687	239,273	264,687	239,273
(+) Income tax of extraordinary items	(713,360)	187,356	43,195	251,418
(=) Total of extraordinary items	(81,374)	144,844	(1,679,662)	20,489

ADJUSTED NET INCOME*	3,478,610	1,201,640	13,879,276	2,408,543

*Adjusted net income is a non-accounting indicator prepared by the Company, reconciled with the financial statements and consists of net income adjusted for extraordinary events that influenced the net income (loss), without cash effect.

20

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of  Brazilian reais (R$)

	For the three-month period ended on		For the year ended on
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Cash flows from operating activities
Net income for the year	3,559,984	1,056,796	15,558,938	2,388,054
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	706,559	683,840	2,658,561	2,499,104
Impairment of non-financial assets	-	411,925	-	411,925
Equity in earnings of unconsolidated companies	93,899	(74,674)	(563,158)	(152,569)
Exchange variation, net	14,299	269,642	108,373	204,291
Losses (Gains) on financial instruments, net	1,634	982	(17,928)	774
Post-employment benefits	59,554	52,016	255,477	203,689
Long-term incentive plans	20,286	31,491	65,289	62,801
Income tax	338,495	674,477	4,713,630	1,107,624
(Gains) Losses on disposal of property, plant and equipment	(73,670)	3,607	(77,417)	(18,482)
Results in operations with subsidiary and joint ventures	162,913	-	162,913	-
Impairment of financial assets	(6,556)	(7,999)	(357)	64,132
Provision (reversal) of tax, civil, labor and environmental liabilities, net	32,863	246,999	125,641	477,518
Tax credits recovery	-	(901,559)	(1,182,082)	(1,358,744)
Interest income on short-term investments	(59,032)	(29,556)	(170,671)	(99,359)
Interest expense on loans	353,849	251,554	1,059,841	1,022,460
Interest on loans with related parties	(1,147)	(2,031)	(6,089)	(8,277)
Reversal of net realisable value adjustment in inventory	3,386	(5,866)	(2,812)	(40,697)
	5,207,316	2,661,644	22,688,149	6,764,244
Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable	939,038	257,384	(1,614,047)	(527,722)
(Increase) Decrease in inventories	(1,287,349)	(627,860)	(7,704,329)	(428,263)
Increase in trade accounts payable	896,761	1,065,916	2,534,329	1,014,800
Decrease (Increase) in other receivables	1,693,359	(29,030)	290,658	369,076
Increase (Decrease) in other payables	386,180	49,292	(317,658)	182,934
Dividends from joint ventures	96,838	75,323	117,438	94,937
Purchases of short-term investments	(649,814)	(937,852)	(3,010,084)	(3,224,158)
Proceeds from maturities and sales of short-term investments	2,535,257	924,268	3,595,212	3,924,799
Cash provided by operating activities	9,817,586	3,439,085	16,579,668	8,170,647

Interest paid on loans and financing	(501,771)	(401,486)	(1,100,826)	(1,079,981)
Interest paid on lease liabilities	(21,054)	(14,503)	(68,789)	(61,727)
Income and social contribution taxes paid	(1,473,010)	(428,367)	(2,893,120)	(621,033)
Net cash provided by operating activities	7,821,751	2,594,729	12,516,933	6,407,906

Cash flows from investing activities
Purchases of property, plant and equipment	(1,214,945)	(548,910)	(3,026,023)	(1,650,778)
Proceeds from sales of property, plant and equipment, investments and other intangibles	60,143	6,663	82,635	61,275
Purchases of other intangibles	(58,288)	(71,185)	(166,310)	(154,250)
Capital decrease (increase) in joint venture	113,595	-	113,595	(42,782)
Payment for business combination	-	(442,542)	-	(442,542)
Net cash used in investing activities	(1,099,495)	(1,055,974)	(2,996,103)	(2,229,077)

Cash flows from financing activities
Dividends and interest on capital paid	(3,279,539)	(204,078)	(5,339,426)	(274,815)
Proceeds from loans and financing	5,063	1,176,770	609,703	3,120,745
Repayment of loans and financing	(3,316,870)	(1,818,818)	(5,116,621)	(5,084,028)
Leasing payment	(70,595)	(64,542)	(275,854)	(247,914)
Intercompany loans, net	123,887	27,694	139,556	(7,777)
Net cash used in financing activities	(6,538,054)	(882,974)	(9,982,642)	(2,493,789)

Exchange variation on cash and cash equivalents	375	(209,705)	5,262	290,512

Increase (Decrease) in cash and cash equivalents	184,577	446,076	(456,550)	1,975,552
Cash and cash equivalents at beginning of year	3,976,077	4,171,128	4,617,204	2,641,652
Cash and cash equivalents at end of year	4,160,654	4,617,204	4,160,654	4,617,204

21